UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                SUPERCLICK, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    86894U100

                                 (CUSIP Number)

               Copy to:
       Cadilly Consultants, LTD.                    Jeffrey Klein
        29 Mangrove Bay Road            2600 North Military, Trail Suite 270
         Sandys, Bermuda MA 01                   Boca Raton, Fl  33431
            (441)236-7685                            (561)997-9920

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 2003

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   86894U100
-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Cadilly Consultants, Ltd.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Bermuda
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               -4,026,100-
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             -0-
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     4,026,100
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     -0-
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,026,100
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     15.76%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------

            Security and Issuer
Item 1.

The class of securities to which this Schedule 13D relates is common stock (the "Common Stock ") of the Issuer. The principal executive offices of the Issuer is located at 4275 Executive Drive Suite 215, La Jolla, California 92037.

Item 2.     Identity and Background

(a)   This Schedule 13D is filed by Cadilly Consultants, Ltd. (the "Filing
      Party").

(b) The address of the Filing Party is 29 Mangrove Bay Road, Sandys, Bermuda MA 01.

(c) Filer provides financial consulting and investment services to various entities.

(d) During the last five years, neither the Filing Party nor any of its officers and directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Filing Party nor any of its officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The citizenship of the Filing Party is a Bermuda entity.

      Source and Amount of Funds or Other Consideration

Item 3.
            The source of the Filer's funds was working capital plus capital contributions made by its shareholders. During 2002, Filer loaned Superclick Networks, Inc. a total of $420,834 (Canadian). Filer exchanged this debt for a total of 40,261 Class A shares. Superclick Networks was acquired by Superclick in a transaction accounted for as a reverse merger in October 2003 at which time the Filer exchanged 40,261 Class A Superclick Networks shares for 4,026,100 shares of Superclick.


Item 4.     Purpose of Transaction

As of the date of this Schedule 13D, the Filing Party has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Party or his affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional common shares in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the common stock now owned or hereafter acquired by them to one or more purchasers:

o the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

o a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

o any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

o any material change in the present capitalization or dividend policy of the Issuer;

o any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

o changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

o causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

o a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

o     any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a) There are currently 25,545,318 Common Shares of the Issuer outstanding . Nigel Freeman is a director and sole shareholder of Cadilly Consultants, LTD. Pursuant to his 100% equity ownership in Cadilly Consultants, Nigel Freeman has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of common stock owned by Cadilly

(b) Except as described herein, the Filing Party has not effected any transactions in the Common Shares of Superclick during the past 60 days.

(d) No other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Filing Party.

(e) The Filing Party remains as beneficial owners of more than five percent of the Issuer's Common Shares on the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                    None

Item 7.     Material to Be Filed as Exhibits

(a)   List of officers and directors of Cadilly Consultants, Ltd.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 28, 2005

                                                 Cadilly Consultants, Ltd.

                                                     /s/ Nigel Freeman
                                                ---------------------------
                                                BY: Nigel Freeman, director

                                   SCHEDULE A

Executive Officers of  Cadilly Consultants, Ltd.

Nigel Freeman
c/o Cadilly Consultants, Ltd.
29 Mangrove Bay Road\Sandys, Bermuda MA 01
Citizenship:  United  Kingdom

Directors of Cadilly Consultants, Ltd.

Nigel Freeman

Christine Hoskins
c/o Cadilly Consultants, Ltd.
29 Mangrove Bay Road\Sandys, Bermuda MA 01
Citizenship:  Bermuda